NFL Teams Up with GCN, a GameSquare Company, to Host 2nd Annual Madden NFL 22 x HBCU Tournament with 16 Finalists to Compete in Los Angeles during Super Bowl LVI Week

Registration opens today for Historically Black College and University (HBCU) students for online qualifier on Dec. 5 with limited spaces to vie for cash prizes and a chance to participate in job shadowing experience with EA and NFL during Super Bowl LVI week

TORONTO, ON / ACCESSWIRE / November 15, 2021 / GameSquare Esports Inc. (CSE:GSQ)(FRA:29Q1) ("GameSquare", or the "Company"), an international gaming and esports company, and the National Football League ("NFL" or the "League") today announced the 2nd annual Madden NFL 22 x HBCU Tournament with EA to celebrate the impact of HBCUs headlined with a competitive tournament and career development opportunities both on and off the field. The goal is to inspire students at all 48 HBCU colleges and universities in the SWAC, MEAC, SIAC and CIAA conferences to get involved and represent their schools with competition and networking.

"We are so thrilled to bring back this tournament for HBCU students and offer a once-in-a-lifetime experience to come to Los Angeles during Super Bowl LVI Week," said Natara Holloway, Vice President, Football Strategy at the NFL. "We want to expand the League's efforts to create inclusive opportunities for the next generation of talent with partners like EA providing not only a chance for students to compete, but also the chance to learn the business of football through practical learning and shadowing experiences."

"We are honored to be working with the NFL on this incredibly important initiative to capture the passion of gaming among HBCU students," said Justin Kenna, CEO of GameSquare Esports. "We are confident our team with deep roots in esports and gaming will deliver an exciting tournament capped off by the exhilaration of competing during Super Bowl LVI."

Registration officially opened today through December 3, 2021, with limited slots for an online single elimination qualifier tournament on December 5 with the top 16 finalists advancing to compete in the NFL Madden x HBCU Showcase during Super Bowl Week in Los Angeles. Players can register to compete in the tournament at http://hbcutournament.nfl.com/.

The 16 finalists will also participate in an "experienceship" by spending time with EA staff to engage with various departments within EA, and they will tour the NFL's new west coast headquarters and shadow NFL leaders for a day to provide development and networking experiences to the students.

The top two finalists will be playing for cash prizes at the NFL's west coast headquarters located next to SoFi Stadium in Hollywood Park, home of Super Bowl LVI. Their matchup will be available to watch on both the NFL YouTube and Twitch channels on Feb. 12

The NFL will partner with GCN, Inc. (Gaming Community Network), part of the GameSquare Esports group of companies, to manage all operations including registration, online tournament execution, player communications, competitive integrity and a professional broadcast during the week of Super Bowl LVI.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President
Phone: (647) 670-2500

Nikhil Thadani
Email: IR@gamesquare.com
Phone: (647) 670-2500

Media and Press

National Football League (NFL)
Liana Bailey liana.bailey@nfl.com

DKC Esports for GCN
GCN@dkcnews.com

Forward-Looking Information

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